                                                          File No. __________

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                        Form U-1 Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                      Oregon Electric Utility Company, LLC
                               Managing Member LLC
                                 222 SW Columbia
                                   Suite 1850
                           Portland, Oregon 97201-6618

                    (Names of companies filing this statement
                   and address of principal executive office)

                                      None
                    (Name of top registered holding company)

                                   Thad Miller
                                 General Counsel
                      Oregon Electric Utility Company, LLC
                                 222 SW Columbia
                                   Suite 1850
                           Portland, Oregon 97201-6618

                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

   Joanne C. Rutkowski                                  Sara D. Schotland
      David Haddock                                 Cleary, Gottlieb, Steen &
     Baker Botts LLP                                      Hamilton, LLP
1299 Pennsylvania Ave. NW                           2000 Pennsylvania Ave. NW
  Washington, DC 20004                                 Washington, DC 20007

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                                TABLE OF CONTENTS

Item 1.  Description of the Proposed Transactions............................       1
Item 2.  Fees, Commissions and Expenses......................................       6
Item 3.  Applicable statutory provisions.....................................       6
Item 4.  Regulatory approvals................................................      22
Item 5.  Procedure...........................................................      22
Item 6.  Exhibits and Financial Statements...................................      22
Item 7.  Information as to Environmental Effects.............................      23

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                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS

            A. Introduction and General Request

            Oregon Electric Utility Company, LLC ("OEUC") and Managing Member LLC (the "Managing Member" and together with OEUC, the "Applicants") seek an order of exemption pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act") in connection with the proposed acquisition (the "Acquisition") of the outstanding common stock of Portland General Electric Company ("PGE") by OEUC.

            PGE is a wholly-owned electric utility subsidiary company of Enron Corp., a registered holding company ("Enron"). Upon completion of the Acquisition, each of the Managing Member and OEUC will be holding companies within the meaning of Section 2(a)(7) of the Act. As such, they must register unless they are able to qualify for exemption.

            By order dated December 29, 2003, the Commission found that the revenues associated with PGE's out-of-state trading operations caused Enron to fail to qualify for exemption as an intrastate holding company within the meaning of Section 3(a)(1).(1) In connection with the proposed acquisition, the Applicants propose to undertake a restructuring (the "Restructuring") of PGE's trading operations that would enable the holding companies and the utility to satisfy the requirements for exemption under Section 3(a)(1). OEUC and the Managing Member will require a period of approximately one year to implement the Restructuring and enable them to satisfy the requirements for exemption under
Section 3(a)(1). Rather than register and de-register during this interim period, Applicants are asking that the Commission grant them an order of exemption pursuant to Section 3(a)(1) of the Act, to be conditioned upon the full compliance of PGE and the Applicants, on an on-going basis, with the requirements for exemption under Section 3(a)(1) within one year from the date of the Acquisition.

            As explained more fully herein, upon implementation of the Restructuring, Applicants will be entitled to exemption under Section 3(a)(1) of the Act. Each of OEUC and the Managing Member will satisfy the objective standards of exemption and, further, there is no need for the Commission to exercise its authority under the "unless and except" clause of Section 3(a) of the Act in respect of the instant transaction, which not only brings a definitive end to Enron's involvement but also provides for continuity in management and high quality service to Oregon consumers.

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(1) Enron Corporation, Holding Co. Act Release No. 27782 (Dec. 29, 2003). On
March 9, 2004, Enron registered as a holding company under the Act.

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            B. Background

                  1. OEUC and the Managing Member

            OEUC is a newly-formed Oregon limited liability company. At the time of the closing of the Acquisition, OEUC will have three classes of membership interests: (1) Voting Interests (the "Voting Interests"), which have full voting rights on all matters on which members are entitled to vote under the agreement governing the management of OEUC and the relationship between the members of OEUC (the "LLC Agreement"), (2) Class A Interests ("Class A Interests"), which have no voting rights but which have certain consent rights as set forth herein, and (3) Class B Interests ("Class B Interests"), which have neither voting rights nor consent rights.

            At closing, OEUC will be owned by three groups of investors: (i) the Managing Member, which will own 95% of the Voting Interests and approximately 0.4% of the economic interest in OEUC; (ii) the Class A Investors; which will own 5% of the Voting Interests and 79.9% of the economic interest in OEUC, and
(iii) the Class B Investors, which will have 19.7% of the economic interest in OEUC.

            The Managing Member, which is a to-be-formed Oregon limited liability company, will be by owned by five individuals with strong ties to Oregon and the Pacific Northwest: Gerald (Jerry) Grinstein (Principal, Madrona Investment Group LLC, and CEO, Delta Air Lines, Inc.), Peter Kohler, M.D. (President, Oregon Health & Science University), Duane McDougall (former President and CEO, Willamette Industries, Inc.), Robert Miller (Chairman, Rite Aid Corp. and former CEO, Fred Meyer, Inc.) and Tom Walsh (President and CEO, Tom Walsh & Co.). Brief professional biographies of the members of the Managing Member are attached as Exhibit A to the Comprehensive Presentation attached hereto as Exhibit G.

            The Class A Investors will be comprised of two private equity funds, TPG Partners IV, L.P. and TPG III Oregon Electric Investment Company, LLC,(2) managed by Texas Pacific Group ("TPG").(3)

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(2) TPG III Oregon Electric Investment Company, LLC is a to-be-formed Delaware limited liability company that will be the vehicle through which the following TPG entities will invest in OEUC: TPG Partners III, L.P., TPG Parallel III, L.P., TPG Investors III, L.P., TPG FOF III, L.P. , TPG FOF III-B, L.P. and TPG Dutch Parallel, C.V. Each of TPG Partners III, L.P., TPG Parallel III, L.P., TPG Investors III, L.P., TPG FOF III, L.P., TPG FOF III-B, L.P. and TPG Dutch Parallel, C.V. have been formed for the same purpose and have the same general partner, but have been formed as separate partnerships for tax and other considerations.

(3) The structure and governance of OEUC are intended to comply with the requirements of the 1935 Act and, in particular, to permit TPG to invest in OEUC and PGE without becoming a holding company for purposes of the Act. Indeed, it is a condition of closing that TPG not become a 1935 Act-jurisdictional "holding company" by reason of the proposed Acquisition. In a separate application, TPG is seeking a declaratory order in this regard.

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            The Bill and Melinda Gates Foundation (the "Gates Foundation") and
OCM Principal Opportunities Fund, III, L.P. ("OCM") are the Class B Investors. The Class B Investors will hold 100% of the Class B Interests.

            At closing, each of OEUC and the Managing Member will be a "holding company" of PGE for purposes of the Act, and the Class A Investors, collectively, will be an "affiliate" of OEUC and PGE within the meaning of the Act.

                  2. PGE

            PGE, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. PGE also sells electricity and natural gas in the wholesale market to utilities and power marketers located throughout the western United States. PGE's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 51 incorporated cities, of which Portland and Salem are the largest. PGE estimates that, at the end of 2003, its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2003, PGE served approximately 754,000 retail customers. PGE has approximately 26,085 miles of electric transmission and distribution lines and owns 1,957 MW of generating capacity. PGE also has long-term power purchase contracts for 510 MW from four hydroelectric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 740 MW from Bonneville Power Administration, other Pacific Northwest utilities, and certain Native American tribes. As of December 31, 2003, PGE's total firm resource capacity, including short-term purchase agreements, was approximately 3,883 MW (net of short-term sales agreements of 3,910 MW). PGE's peak load in 2003 was 3,351 MW.

            On July 2, 1997, Portland General Corporation, the former parent of PGE, merged with Enron, with Enron continuing in existence as the surviving corporation, and PGE operating as a wholly owned subsidiary of Enron. On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). As of today, one hundred eighty
(180) Enron-related entities have filed voluntary petitions. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, Enron and its subsidiaries that have filed voluntary petitions continue to operate their businesses and manage their properties as debtors in possession. PGE, Enron's sole public utility subsidiary company, has not filed a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

            As of December 31, 2003, PGE had 2,687 employees. PGE is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. PGE is regulated by the Oregon Public Utility Commission (the "Oregon Commission") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

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            As of and for the year ended December 31, 2003, PGE and its subsidiaries on a consolidated basis had operating revenues of $1,752 million, net income of $58 million, retained earnings of $545 million, and assets of $3,372 million.

                  3. Acquisition of PGE by OEUC

            OEUC and Enron entered into an agreement, dated November 18, 2003 (the "Purchase Agreement") under which OEUC is to acquire the outstanding common stock of PGE. Under the Purchase Agreement, Enron has agreed to sell all of the issued and outstanding common stock, par value $3.75 per share, of PGE to OEUC. The purchase price is a cash amount equal to (a) $1,250,000,000, subject to a purchase price adjustment based on the difference between PGE's shareholders' equity and retained earnings at the closing date of the transaction and $1,129,422,925 (PGE's shareholders' equity and retained earnings at December 31, 2002), plus (b) up to $10.4 million in cash based on a sharing mechanism for indemnity items settled between signing and closing of the transaction. Of the cash purchase price (subject to reduction for certain pre-closing settlement of certain specified liabilities), $94,000,000 will be placed in an escrow account at the closing and available to satisfy indemnification obligations of Enron under the Purchase Agreement.

            On December 4, 2003, the Bankruptcy Court issued a bidding procedures order specifying January 28, 2004 as the last date on which competing prospective buyers could submit bids to acquire PGE.(4) Under the Purchase Agreement, Enron was permitted to accept a bid that represented a "higher or better" offer for PGE. No qualifying bid was received prior to the January 28, 2004 deadline. On February 5, 2004, the Bankruptcy Court approved the sale of PGE to OEUC.(5)

            The transactions contemplated by the Purchase Agreement are subject to customary closing conditions and require the approval of the Bankruptcy Court and the Oregon Commission, Oregon Energy Facilities Siting Council, FERC, Federal Communications Commission and the Nuclear Regulatory Commission, in addition to this Commission.

            C. The Proposed Restructuring

            As noted above, once OEUC acquires the outstanding common stock of PGE, each of OEUC and the Managing Member will be a holding company within the meaning of the

---------------------

(4) Order Pursuant to Sections 105(a) and 363 of the Bankruptcy Code and Federal Rules of Bankruptcy Procedure 2002, 6004 and 9013 (A) Establishing Procedures for the Solicitation and Consideration of Proposals to Purchase the Shares of Portland General Electric Company, (B) Approving Payment of a Break-up Fee and Certain Other Expenses, (C) Scheduling a Hearing on the Sale of the Shares, and
(D) Approving the Form and Scope of Notices of Bidding Procedures and Sale Hearing, Docket No. 14665, Enron Corp.,, Chapter 11 Case No. 01-10634-(AJG), December 4, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

(5) Order Pursuant to Sections 105 and 363 of the Bankruptcy Code and Bankruptcy Rule of Bankruptcy Procedure 6004 (A) Authorizing and Approving the Terms and Conditions of Agreement for the Sale of the Stock of Portland General Electric Company and (B) Authorizing the Consummation of the Transactions Contemplated Therein, Docket No. 16019, Enron Corp., Chapter 11 Case No. 01-10634-(AJG), February 5, 2004 (U.S. Bankruptcy Court, S.D.N.Y.).

                                       4
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Act, and so, required to register unless it is able to qualify for exemption. On
December 29, 2003, the Commission issued a decision in Enron Corp., Admin. Proc. File No. 3-10909 (HCAR No. 27782) in which it concluded that PGE's out-of-state sales of power were too extensive to permit Enron to satisfy the objective requirements for exemption under Section 3(a)(1) of the Act. In so concluding, the Commission considered a number of factors but, consistent with its precedent, relied most heavily on a comparison of gross utility revenues. The Commission did not, however, close the door to a possible exemption. Significantly, the Commission recognized that an option would be for PGE to transfer some or all of its trading operations into a separate entity that would be a nonutility company for purposes of the Act. Accord Memorandum from Paul
Roye to Chairman William H. Donaldson, dated June 28, 2004 at 31 (explaining, in response to a question from Congressmen Dingell and Markey concerning the status of any subsequent owner of PGE, that "a new holding company system would have the option of restructuring so as to qualify for an exemption").

            As explained more fully below, OEUC and the Managing Member propose to satisfy the objective requirements for exemption under Section 3(a)(1) of the Act by causing certain PGE trading operations to be transferred to a newly-formed nonutility power marketing affiliate (the "Power Procurement Company"), that will be a wholly-owned subsidiary of PGE. The Restructuring must satisfy not only the concerns of the Commission but also the regulatory concerns of the Oregon Commission and the FERC as well as the commercial concerns of PGE. In an attempt to address and harmonize these concerns, the parties have been working with PGE to develop a plan to establish a Power Procurement Company that will engage in forward term trading (sales and purchases for delivery beyond the current delivery month) on behalf of PGE, solely for PGE's regulated, retail electric service. The Power Procurement Company will buy and sell forward term contracts as necessary to balance PGE's resources to PGE's loads on a forecast basis and otherwise manage the price of future power supplies to minimize net variable power costs for customers. The Power Procurement Company will take title to power and, three business days prior to each delivery month, will transfer to PGE the net position and related net cost of the portfolio of the term transactions for that month. In exchange, PGE will pay to, or receive from, the Power Procurement Company an amount that will result in the Power Procurement Company recognizing no profit or loss on such term transactions. The Power Procurement Company will engage in no other business than forward term trading on behalf of PGE.

            PGE will determine what power to buy and sell on behalf of PGE's retail customers exactly as it does today. The only difference is that the Power Procurement Company will execute changes to that portfolio that are purchases and sales in the forward term markets. PGE will retain the execution of purchases and sales in the prompt month markets. PGE and the Power Procurement Company will share employees engaged in the operations associated with both types of trading, including employees necessary to execute trades, provide scheduling and tagging services, and provide risk management and contract support. Employees will track their time, and accounting will book the time to appropriate accounts, according to the entity for which they are performing operational functions.

            PGE will continue to handle all transmission as principal. The obligations of the Power Procurement Company will be guaranteed by PGE. The Applicants, as the prospective

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owners of PGE, have undertaken to commit to holding the customers harmless from the cost of implementing and maintaining the Power Procurement Company as a subsidiary of PGE.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

      The amount of the fees, commissions and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application will be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

            A. Applicants Will Satisfy the Formal Requirements for Exemption Upon Implementation of the Restructuring

            Section 3(a)(1) of the Act provides that the Commission,

            shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this title, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

Each of OEUC and the Managing Member and the sole public-utility subsidiary company, PGE, will be organized under the laws of Oregon. To qualify for exemption, Applicants must further show that they and PGE are "predominantly intrastate in character" and operate "substantially in a single State."

            As the Commission in the Enron order explained:

            To determine whether a utility is predominately intrastate in character and operates substantially in a single state, the Commission evaluates a variety of quantifiable factors in order to compare a company's out-of-state presence with its in-state presence. Some of the most common indicia we have considered include gross operating revenues, net operating revenues, utility operating income, net utility income, and net utility plant. Among these indicia, we have "generally assigned the most weight to a comparison of gross utility operating revenues as a measure of the relative size of in-state and out-of-state utility operations." We traditionally have looked at the most recent three-year average

                                       6
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            when evaluating the percent of revenue generated from interstate sales.(6)

In the Enron decision, the Commission noted that: "[t]he highest three-year average of interstate revenues that we had previously found consistent with the granting of an exemption pursuant to Section 3(a)(1) was 13.2%."(7)

            In concluding that out-of-state sales of power were too extensive to permit Enron to satisfy the objective requirements for exemption under Section 3(a)(1) of the Act, the Commission did not, however, close the door to a possible exemption. Significantly, the Enron decision suggests that an option would be for PGE to transfer some or all of its trading operations into a separate entity that would be a nonutility company for purposes of the Act. As explained previously, Applicants plan to implement this suggestion immediately upon closing of the Acquisition by forming a new wholly-owned subsidiary of PGE, the Power Procurement Company, and by causing that entity to engage in certain of the term trading operations currently conducted by PGE (the Restructuring).

            In the instant matter, on a pro forma basis assuming implementation of the Restructuring and existence of the Power Procurement Company during the period in question, the range of contributions of gross operating revenues from PGE's out-of-state operations for 2004 through 2006 is projected to be between 6% and 7%, for a three-year average of 7%. Further, on a historic basis, the pro forma amounts and percentages of gross operating revenues and net operating revenues for PGE's out-of-state utility operations, based on actual revenues for the years 2001 through 2003, would similarly fall within the NIPSCO standard with an average of 8.7%.(8) Accordingly, upon implementation of the Restructuring, Applicants will satisfy the objective standards for exemption under Section 3(a)(1) of the Act.

            B. The Exemption of OEUC and the Managing Member Will not be "Detrimental to the Public Interest or the Interest of Investors or Consumers"

            Once an entity establishes compliance with the formal standards for exemption, the statute provides that the Commission "shall" grant the requested exemption "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing this standard, the Commission has traditionally focused on the presence and extent of state regulation on the theory that, where the objective requirements for exemption are satisfied, an additional level of federal intervention is unnecessary when state

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(6) Enron, supra (footnotes omitted).

(7) Enron., citing NIPSCO Industries, Inc., 53 S.E.C. 1296 (1999). As the Commission noted in the Enron decision, "13.1% of Portland General's utility assets are located out of state." This percentage is also consistent with the 13.2% average (albeit of out-of-state revenues) accepted in NIPSCO Industries Inc., 53 S.E.C. 1296 (1999).

(8) The pro forma percentages for 2001-2003 only are based on an assumption that the Power Procurement Company conducted all term trading activity, except for long-term purchase and sales agreements, which remained at PGE.

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control is adequate.(9) As explained more fully below, the extensive protections imposed by the Oregon Commission would all but foreclose a finding of detriment to the protected interests.(10) In addition, and of particular interest to this Commission, PGE has investment grade credit ratings and PGE has and will maintain a minimum of 48% common equity capitalization, well in excess of that required for companies in a registered holding company system. Further, although OEUC will initially be more highly leveraged than is traditional for utility holding companies, the Acquisition financing will be structured to permit OEUC to achieve compliance with the 30% standard by the end of 2008.(11)

            The proposed Restructuring will not have an adverse effect on PGE's utility operations or on the ability of the Oregon Commission to provide for the continued protection of utility consumers.

            As has been noted with approval by this Commission, PGE has and will continue to maintain a separate business from its holding company.(12) Among other things, PGE will maintain books and records and bank accounts separate from OEUC; not commingle its assets with those of OEUC; manage cash separately; hold all of its assets in its own name; conduct its own business in its own name; prepare and maintain separate financial statements; show its assets and liabilities separate and apart from those of OEUC; pay its own liabilities and expenses only out of its own funds; observe all corporate and other organizational formalities; maintain an arm's length relationship with OEUC and enter into transactions with OEUC only as permitted by state and federal authorities; pay the salaries of its own employees from its own funds; not guarantee or become obligated for the debts of OEUC; not hold out its credit as available to satisfy the obligations of OEUC; use separate stationery, invoices and checks bearing its own name; not pledge its assets for the benefit of OEUC; maintain its own pension plan; hold itself out solely as a separate entity; correct any known misunderstanding regarding its separate

---------------------
(9) See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13,
1991); CIPSCO Inc., Holding Co. Act Release No. 25212 (Sept. 18, 1990). The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management (June 1995) (the "1995 Report") discusses the background and administration of the Act's exemptive provisions and explains that:
"Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation." 1995 Report at 109, n.4.

(10) The Commission in the Enron order noted correctly that efficacy of state regulation does not, in and of itself, establish entitlement to an exemption if the company does not otherwise comply with the formal requirements for exemption: "Given the extent of Portland General's out-of-state activities, OPUC's ability to regulate Portland General's in-state activity is not sufficient in this case to justify an exemption pursuant to Section 3(a)(1)." The Commission in that same order suggested, as is contemplated here, that PGE could transfer certain of its trading operations to a separate subsidiary to establish compliance with the formal requirements of Section 3(a)(1), in which case an assessment of the presence and extent of state regulation is central to the Commission's review under the "unless and except" clause.

(11) Such projections are based on reasonably conservative assumptions discussed more fully in Exhibit E to the Comprehensive Presentation attached hereto as Exhibit G. (Note that Exhibit E was filed with a request for confidential treatment.)

(12) Enron Corp., Holding Co. Act Release No. 27809 (March 9, 2004) (the "March Order") (discussing "Insulation from Enron").

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

identity; not identify itself as a division of OEUC; and maintain adequate capital in light of its contemplated business operations.

            The March Order noted as well the importance of state-imposed ring-fencing conditions.(13) In this matter, OEUC and PGE have proposed or stipulated to conditions with the Oregon Commission that may be summarized as follows:

                              STIPULATED CONDITIONS

      1. PGE and OEUC shall maintain separate books and records. All PGE and OEUC financial books and records shall be kept in Portland, Oregon.

      2. OEUC and PGE shall exclude from PGE's utility accounts all goodwill resulting from this acquisition.

      3. OEUC and PGE shall exclude all costs and fees of the acquisition, including, but not limited to, all costs and fees associated with gaining regulatory approval before the Oregon Commission, Nuclear Regulatory Commission, FERC, Federal Trade Commission, Securities and Exchange Commission; costs and fees associated with forming OEUC; and any banking or financial institution fees associated with the creation of OEUC and the financing and closing of the Acquisition from PGE's utility accounts. Within 90 days following the completion of the transaction, OEUC will provide a preliminary accounting of these costs. OEUC and PGE agree to provide the Oregon Commission a final accounting of these costs within 30 days following the completion of the final accounting related to the transaction.

      4. Unless such a disclosure is unlawful, OEUC or PGE shall notify the Oregon Commission of:

            a. PGE's intention to transfer more than 5% of PGE's retained earnings to OEUC over a six-month period, at least 60 days before such a transfer begins.

            b. PGE's intention to declare a special dividend to OEUC, at least 30 days before declaring each such dividend.

----------------

(13) The March Order notes that:

            Among other things, Portland General may not make any equity distribution to Enron that would cause Portland General's equity capital to fall below forty-eight percent (48%) of Portland General's total capital without OPUC approval. * * * Enron is required to disclose to the OPUC on a timely basis (as defined in the condition) its intent to transfer more than five percent of Portland General's retained earnings over a six-month period (60 days before beginning the transfer), its intent to declare a special cash dividend from Portland General (30 days before the declaration); and its most recent quarterly common stock cash dividend payment (30 days after the declaration).

            c. The amount of PGE's most recent quarterly common stock cash dividend payment to OEUC within 30 days after declaring each such dividend.

      5. Subsequent to its purchase by OEUC, PGE shall continue to perform under the Service Quality Measures ("SQM"), as set forth in Stipulations for PGE Service Quality Measures UM 814/UM 1121 dated July 13, 2004, for a period of ten full calendar years after the date the current SQM is scheduled to retire.

      6. PGE and OEUC shall maintain separate debt ratings and, if more than $5 million of preferred stock is outstanding, then PGE and OEUC shall maintain separate preferred stock ratings.

                               PROPOSED CONDITIONS

      7. The Oregon Commission or its agents may audit the accounts of OEUC, its affiliates, and any subsidiaries that are the bases for charges to PGE to determine the reasonableness of allocation factors used by OEUC to assign costs to PGE and amounts subject to allocation or direct charges. OEUC agrees to cooperate fully with such audits.

      8. OEUC and its affiliates shall not allocate to or directly charge to PGE expenses not authorized by the Oregon Commission to be so allocated or directly charged.

      9. PGE shall maintain its own accounting system. PGE and OEUC shall maintain separate books and records, both of which shall be kept in Portland, Oregon.

      10. If the Oregon Commission believes that OEUC and/or PGE have violated any of the conditions set forth herein, any conditions contained in other stipulations signed by OEUC and PGE, or any conditions imposed by the Oregon Commission in its final order approving the Application (collectively, the "Conditions"), then the Oregon Commission shall give OEUC and PGE written notice of the violation.

            a. If the violation is for failure to file any notice or report required by the Conditions, and if OEUC and/or PGE provide the notice or report to the Oregon Commission within ten business days of the receipt of the written notice, then the Oregon Commission shall take no action. OEUC or PGE may request, for cause, permission for extension of the ten-day period. For any other violation of the Conditions, the Oregon Commission must give OEUC and PGE written notice of the violation. If such failure is corrected within five business days of the written notice, then the Oregon Commission shall take no action. OEUC or PGE may request, for cause, permission for extension of the five-day period.

            b. If OEUC and/or PGE fail to file a notice or written report within the time permitted in subparagraph (a) above, or if OEUC and/or PGE fail to cure, within the time permitted above, a violation that does not relate to the filing of a notice or report, then the Oregon Commission may open an investigation, with an opportunity for OEUC and/or PGE to request a hearing, to determine the number and seriousness of the violations. If the Oregon Commission determines after the investigation and hearing (if requested) that OEUC and/or PGE violated one or more of the Conditions, then the Oregon Commission shall issue an Order stating the level of penalty it will seek. OEUC and/or PGE, as appropriate, may appeal such an order under Oregon Revised Statutes Section 756.580. If the Oregon Commission's order is upheld on appeal, and the order imposes penalties under a statute that further requires the Oregon Commission to file a complaint in court, then the Oregon Commission may file a complaint in the appropriate court seeking the penalties specified in the order, and OEUC and/or PGE shall file a responsive pleading agreeing to pay the penalties. The Oregon Commission shall seek a penalty on only one of OEUC or PGE for the same violation.

            c. The Oregon Commission shall not be bound by subsection (a) in the event the Oregon Commission determines PGE and/or OEUC has violated any of the material conditions, contained herein, more than two times within a rolling 24-month period.

            d. PGE and/or OEUC shall have the opportunity to demonstrate to the Oregon Commission that subsection (c) should not apply on a case-by-case basis.

      11. OEUC shall maintain and provide the Oregon Commission unrestricted access to a record of each instance in which TPG withholds its consent to a decision of the PGE Board of Directors. The record shall detail the basis for the decision, including any governing report or document that memorializes the exercising of the consent rights and shall identify the persons involved in making the TPG consent rights decision. OEUC shall provide the records to the Oregon Commission upon request. Nothing in this paragraph shall prevent the Oregon Commission from disclosing to the public the number of times TPG exercised its consent rights within a certain period of time.

      12. OEUC and PGE shall maintain and provide the Oregon Commission unrestricted access to all books and records of OEUC and PGE that are reasonably calculated to lead to information relating to PGE, including but not limited to, Board of Directors' Minutes, Board Subcommittee Minutes, and other Board documents.

      13. PGE and OEUC shall notify the Oregon Commission within 30 days of the formation of any subsidiary. Such notice shall include a copy of the business plan and capitalization strategy, as well as any planned or anticipated transactions of the subsidiary with PGE or OEUC as applicable.

      14. OEUC and PGE shall provide the Oregon Commission access to all books of account, as well as all documents, data and records of their affiliated interests, which pertain to transactions between PGE and all its affiliated interests, unless such transactions are exempt under applicable law or the Master Services Agreement between OEUC and PGE.

      15. In the event of a dispute between the Oregon Commission or Oregon Commission Staff and OEUC or PGE regarding a request made pursuant to the Acquisition Conditions, the parties agree that an Administrative Law Judge ("ALJ") shall resolve the dispute as follows: (i) within ten (10) business days OEUC or PGE shall deliver to the ALJ the books and records responsive to the request and shall indicate the basis for the objection; (ii) Staff may respond in writing and OEUC and/or PGE may reply to Staff's response; (iii) the ALJ shall review the documents in private; and (iv) the ALJ shall issue a ruling determining whether the documents (a) are reasonably calculated to lead to the discovery of relevant information, and, if so, (b) whether the documents should receive the protection requested. The ALJ shall use this standard whether or not the Oregon Commission or Oregon Commission Staff is making the request in connection with an open docket.

      16. PGE will not make any distributions to OEUC that would, as determined in accordance with Generally Accepted Accounting Principles ("GAAP"), cause the common equity portion of PGE's total capital structure to fall below 48 percent without Oregon Commission approval.

            a. "Total capital structure" is defined as PGE's common equity, preferred equity, and long-term debt.

            b. "Long-term debt" is defined as PGE's outstanding debt with a term of more than one year, excluding revolving lines of credit except to the extent the amount of the rolling 12-month average of committed and drawn balances under PGE's unsecured revolving lines of credit (Unsecured Revolvers) less any balances related to collateral or security provided to counterparties for power supply and related agreements, is greater than $250 million.

            c. A "committed balance" is the sum of the commitments used to support any borrowing capacity or other purposes, such as a commercial paper program or letters of credit.

            d. A "drawn balance" is the sum of amounts drawn against the Unsecured Revolvers.

            e. Hybrid securities (e.g., convertible debt) will be assigned to equity and long-term debt based on the characteristics of the hybrid security. The Oregon Commission, prior to their issuance, will determine the assignment of the equity and debt characteristics.

      17. OEUC agrees that the customers of PGE shall be held harmless if PGE's return on common equity and other costs of capital, viewed on a stand-alone basis, rise as a result of OEUC's ownership of PGE. These capital costs refer to the costs of capital used for purposes of rate setting, avoided cost calculations, affiliated interest transactions, least cost planning, and other regulatory purposes.

      18. OEUC agrees that the customers of PGE shall be held harmless if PGE's revenue requirement, viewed on a stand-alone basis, is higher due to OEUC's ownership of PGE.

      19. OEUC and PGE shall maintain (for a rolling five-year period) and provide the Oregon Commission unrestricted access to all written information provided to stock or bond rating analysts, which directly or indirectly pertains to PGE or any affiliate that exercises influence or control over PGE.

      20. OEUC agrees that PGE will provide a guaranteed rate credit in the amount of $43 million to PGE's customers. The rate credit will be applied to customer bills in the amount of $8.6 million annually for five years beginning January 2007.

      21. To the extent that PGE incurs or suffers a loss that is subject to indemnification under the Purchase Agreement, OEUC will direct Enron to pay the benefit of such indemnity directly to PGE.

      22. OEUC and PGE agree to submit a final "transition plan" to the Oregon Commission within one year of closing.

      23. PGE agrees to file detailed reports with respect to its non-fuel operation and maintenance ("O&M") expenses and capital expenditures.

      24. Within the first seven years after closing, but no sooner than 2007, PGE agrees, if directed by the Oregon Commission, to conduct an audit, using an independent auditor approved by the Oregon Commission, to review the company's O&M and/or capital construction plans and expenditures. The shareholders will bear the expense of the audit up to $400,000.

      25. After closing, each PGE distribution to OEUC will be used by OEUC exclusively to pay operating expenses and debt service until all of the following conditions are met:

            a. The rolling 12-month average of the committed and drawn balances of all PGE's Unsecured Revolvers is less than $250 million; and

            b. OEUC has paid down at least $250 million of its outstanding debt as compared to the level of outstanding debt at closing (no portion of the proposed "catch-up dividend" that will be paid at closing will be considered to have paid down debt).

      26.   [Not used.]

      27. OEUC shall not re-leverage, i.e., increase the amount of its outstanding long-term debt once such debt has been liquidated, if the increased debt would, as determined in accordance with GAAP, bring the consolidated capital structure (excluding short-term debt) below 30% equity.

      28. After closing, TPG will not allocate or direct bill OEUC for any goods, services, supplies or assets in excess of $5 million per year.

      29. PGE agrees to work in good faith with Staff and other interested parties to develop and present to the Oregon Commission, within 270 days of the closing of the transaction, a billing accuracy SQM consistent with the recommendations of the Oregon Commission Staff.

      30.   [Not used.]

      31. The following actions shall be reported to the Oregon Commission by TPG or OEUC, as appropriate, within 30 business days after their occurrence:

            a. Any change of control of the General Partner of either of the TPG applicants.

            b. Any change in the ownership interest in OEUC or any of the TPG funds investing in OEUC.

            c. Any amendment to the terms and conditions of OEUC's Operating Agreement.

            d. Any amendment to the terms and conditions of the Limited Partnership Agreement of either of the TPG applicants.

            e. Any designation, appointment, election, removal or replacement of any Member or Manager at OEUC by a vote, approval or consent of a majority of the Members.

      32. Beginning twelve months following closing, OEUC will prepare and make available to the Oregon Commission and the public, on a quarterly and annual basis, financial and operating disclosure reports that are equivalent in scope to that of Form 10-Q and Form 10-K reports filed with the Securities and Exchange Commission.

      33. Until the total long-term debt at OEUC is less than 70% of total capital, OEUC, PGE, and any of their respective subsidiaries shall not, without prior notice to the Oregon Commission, directly or indirectly acquire, incorporate, or otherwise organize any subsidiary, or enter into substantially new lines of business, which were not in existence as of January 1, 2005.

      34. The Applicants will file a Master Services Agreement, which includes agreed-upon terms and conditions, no later than 30 days after a final order by the Oregon Commission.

The legislative history makes clear that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed.(14) Both of those factors are present in the instant matter. The above conditions amply demonstrate that, although Applicants are not themselves directly subject to its jurisdiction, the Oregon Commission in its exercise of its conditioning authority can readily provide for the continued protection of PGE and its customers. Concerning the second point, PGE for many years operated as part of an exempt holding company. It is important to remember that the Commission, in denying Enron's request for exemption, did not identify any problem associated with PGE's status as a member of an exempt system. Rather, the Commission's decision was primarily focused on the extent of PGE's out-of-state trading activities and, in fact, suggested that PGE could restructure those activities to again achieve compliance with the formal requirements for exemption. As explained more fully below, nothing in the proposed Restructuring is inimical to the policies and provisions of the Act, and implementation of the Restructuring and termination of Enron's ownership should enable PGE to regain its status as an exempt entity.

            In connection with the proposed Restructuring, PGE would transfer certain of its trading operations to a newly-formed, wholly-owned subsidiary of PGE, the Power Procurement Company, which in turn would engage in term power transactions solely for the benefit of the system utility (rather than for the direct benefit of shareholders as is the case in many systems).(15) The Power Procurement Company will buy and sell forward term contracts as necessary to balance PGE's resources to PGE's loads on a forecast basis and otherwise manage the price of future power supplies to minimize net variable power costs for customers. It will not, however, own "hard" utility assets and so, will not be an "electric utility company" within the meaning of the Act.(16) The Power Procurement Company will take title to power and, three business days prior to each delivery month, will transfer to PGE the net position and related net cost of the portfolio of the term transactions for that month. As explained in the Enron order, although PGE is a "short" utility, it "purchases blocks of power and sells excess power at wholesale in order to

----------------------

(14) See S. Rep. No. 621, 74th Cong., 1st Sess. (1935).

(15) An analogy may be drawn to the fuel procurement companies formed by registered holding companies during the 1970s and 1980s. See, e.g., the various orders relating to System Fuels, Inc. ("SFI"), the fuel procurement subsidiary in the Entergy Corporation system, including Holding Co. Act Release Nos. 17400 (Dec. 17, 1971) (approving formation of subsidiary and initial operations, and requiring that "SFI will sell fuels to [its associate utility companies] at prices equal to cost determined in accordance with Rule 91"); 20363 (Jan. 4,
1978) (authorizing financing arrangements supported by utility keep-well arrangements) and 23028 (Aug. 9, 1983) (authorizing entry into coal supply contracts, financing for procurement and exploration programs for gas, oil, uranium and coal, and fuel storage, handling and transportation). As explained in the 1995 Report, "[o]ther holding company systems also engaged in extensive fuel procurement and development programs to meet the fuel needs of significant additions to generating capacity constructed in the 1970s."

(16) An "electric utility company" is defined in Section 2(a)(3) of the Act to mean "any company that owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale, other than sale to tenants or employees of the company operating such facilities for their own use and not for resale." It is well-settled that power sales contracts are not "facilities" within the meaning of Section 2(a)(3), and that an entity such as the Power Procurement Company that does not own "hard" utility assets is not an electric utility company for purposes of the Act.

manage the cost and volume of the power it purchases to serve retail customers."(17) Post-Restructuring, a sufficient amount of this trading activity will be conducted at the Power Procurement Company to enable PGE to come within the NIPSCO limits. Indeed, because PGE is a "short" utility, it generally will be purchasing from, rather than selling to, the Power Procurement Company.

            As explained previously, the plan to establish the Power Procurement Company was developed in consultation and cooperation with PGE. The decision to form the Power Procurement Company as a subsidiary, rather than a sister company, of PGE represents the utility's decision on how best to serve its customers.(18) The Commission has consistently declined to review planning and management decisions relating to operational matters. In Southern Co., Holding Co. Act Release No. 21665 (July 24, 1980), the Commission, in rejecting an argument that it should substitute its judgment for that of management in a matter involving utility operations, stated that "[t]he suggestion that, ancillary to our responsibility to pass on the soundness of a registered system's security sales, we are vested with authority to regulate the operation of registered systems is wholly inconsistent with the scope of the Act."(19)

            In addition, the Restructuring must satisfy not only the concerns of the Commission but also those regulatory concerns of the Oregon Commission and the FERC -- all of whom are charged with protecting the interests of consumers. The Oregon Commission has direct jurisdiction over the utility, where the trading operations are being conducted at present. The Oregon Commission will want to assure itself that the Power Procurement Company will execute term transactions consistent with PGE's past practices and that the benefit of these transactions runs directly to PGE and its customers. The Oregon Commission Staff has indicated that it will be easier to provide these assurances where PGE controls the Power Procurement Company as a direct subsidiary. We have also been advised that this proposed structure may be preferable from a FERC perspective in that it demonstrates that the Power Procurement Company exists to serve the utility. The proposed Restructuring is subject to review by both the Oregon Commission and the FERC and cannot be implemented without their approval.

            As has been at all times made clear, the proposed Restructuring is being undertaken for the express purpose of enabling OEUC and the Managing Member to qualify for exemption. There is nothing sinister or improper in the attempt by an entity to qualify for exemption. Indeed, as noted previously, the Commission in its Enron order suggested that PGE might restructure its trading operations to enable it again to satisfy the standards for exemption.(20)

----------------------

(17) Enron, supra, Holding Co. Act Release No. 27782.

(18) Power marketers are generally formed as sister companies, rather than subsidiary companies, to ensure that risks and rewards flow directly to shareholders. As we have explained, the proposed Power Procurement Company differs from these entities because it will be buying and selling electricity solely for the benefit of the utility.

(19) Accord Environmental Action Inc. v. SEC, 895 F.2d 1255, 1262 (9th Cir.
1990), affirming Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 29, 1988). In Sierra Pacific, the Commission stated that the principle articulated in the Southern decision applies "equally" to a transaction involving an exempt holding company.

(20) Cf. KU Energy Corporation, Holding Co. Act Release No. 25409 (Nov. 13,
1991) (in which KU Energy Corporation merged its Virginia subsidiary, Old Dominion Power Company, into its Kentucky subsidiary company,

Particularly in a matter such as this one in which the Commission does not have jurisdiction over the proposed Restructuring, the Commission's role is properly limited to determining whether the resulting holding company system is detrimental to the protected interests. The proposed Restructuring will not give rise to any of the evils that the Act was intended to address. It will not involve the acquisition of new operating properties or otherwise create a problem of "scatteration" for purposes of the Act. Nor is this a case in which a subsidiary public-utility company will be subjected to excessive charges for affiliate transactions. To the contrary, as noted above, the transaction is being structured such that PGE will pay to, or receive from, the Power Procurement Company an amount that will result in the Power Procurement Company recognizing no profit or loss on the subject term transactions. PGE is and will continue to be subject to effective regulation by the Oregon Commission, and this Commission will have ongoing authority under Sections 3(c) and 20(a) to modify or terminate the exemption as it may deem necessary or appropriate to carry out the provisions of the Act.

            Finally, nothing in the proposed financing structure is detrimental to the protected interests (i.e. the public interest and the interest of investors and consumers). The proposed acquisition will be funded with a combination of equity and debt at the OEUC level. The level of equity was determined based on consideration of a number of factors, including, but not limited to, establishing an appropriate capital structure, credit rating considerations, the minimum acceptable rate of returns to equity investors, and the purchase price required in order for the transactions to be viable. Although OEUC will be capitalized with approximately 40% equity on a stand-alone basis, immediately upon closing of the Acquisition, the ratio of consolidated common equity to the total capitalization of OEUC will be, on an unaudited pro forma basis, approximately 23%.(21) This matter is largely unique, however, in that the financing has been structured to provide for the rapid pay-down of debt. Indeed, under reasonably conservative assumptions, it is projected that OEUC's equity capitalization will increase to 30% by the end of 2008.(22) It should also be noted that PGE currently has investment grade credit ratings and PGE has and will maintain a minimum of 48% common equity.

-----------------------
Kentucky Utilities Company, and then incorporated that company (Kentucky Utilities) in Virginia, as well as in Kentucky, solely for the purpose of establishing compliance with the requirements for exemption under Section 3(a)(1)); and Houston Industries, Inc., Holding Co. Act Release No. 26744 (July 24, 1997) (in which a Section 3(a)(1)-exempt holding company, merged the holding company into the utility, thereby collapsing the traditional holding company structure where the sole purpose for this structure was to facilitate a utility acquisition and enable the resulting entity to qualify for exemption under
Section 3(a)(2) of the Act).

(21) Cf. AES Corporation, Holding Co. Act Release No. 27363 (March 23, 2001). Although the order is silent on this point, the application states that the holding company, on an unaudited pro forma consolidated basis, would have approximately 19% common equity capitalization. Amendment No. 4 to Form U-1 (SEC File No. 70-9779) (filed March 23, 2001).

(22) By analogy, the Commission has granted newly-registered holding companies periods of up to five years in which to come into full compliance with the standards of Section 11(b)(1) of the Act. See, e.g., Dominion Resources Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999) (three years to divest a diversified financial services holding company with several operating subsidiaries in the commercial lending, merchant banking and residential lending business); Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000) (three years to divest certain real estate operations); NiSource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) (three years to divest water company); CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (five years to divest major league baseball franchise).

            The rapid paydown of the Acquisition debt is due to a number of factors. The Acquisition debt will comprise both senior secured term loan facilities (the "Term Loans") and unsecured notes (the "Notes"). Of interest here, unlike the Notes, the Term Loans allow prepayment and so, more rapid delevering.(23) Further, although the Term Loans will initially be secured by a pledge of the stock of PGE, the debt will be structured so that the pledge falls away once OEUC receives an investment grade credit rating. In addition, it is not anticipated that OEUC will pay dividends to its members. The "cash flow sweep" provisions of the proposed debt financing package will require OEUC to use excess cash at OEUC to pay down debt principal until a certain capital ratio is achieved. Consistent with these conditions, it is projected that PGE will be able to pay approximately $80 to $100 million of annual dividends to OEUC. These projections incorporate budgeted capital expenditures to support reinvestment in PGE infrastructure as well as budgeted operations and maintenance expenses, and will result in over $250 million pay down of Acquisition debt principal over the first five years.

            While the consolidated equity capitalization of OEUC will initially be less than the ratio of approximately 30 percent that the Commission has deemed traditionally acceptable on policy grounds for registered holding companies, OEUC's shareholders will be sophisticated investors (the Managing Member, TPG, the Gates Foundation and OCM) who have assessed the possible risks and rewards of the proposed Transaction(24) and who are accustomed to levels of

----------------------
(23) In contrast, the Notes will not provide for prepayment and so would be viewed as permanent financing. The precise allocation between the Term Loans and the Notes will be determined at closing.

The Commission traditionally does not regulate the capital structure of exempt holding companies. Although not directly applicable, even in matters involving registered holding companies, the Commission has found the pledge of utility stock to be consistent with the policies and provisions of the Act. See, e.g., CenterPoint Energy, Inc. Holding Co. Act Release No. 27850 (May 28, 2004); see also Ogden Corporation, Holding Co. Act Release No. 2153 (June 29, 1940) (noting that, as in the instant one, the note was to be issued to a "well informed investor, who has carefully examined the securities proposed as collateral"); see also CenterPoint Energy, Inc., Holding Co. Act Release No. 27680 (May 28,
2003) (where interest rate would have been higher without the pledge, the investors were sophisticated (banks), there was a likelihood of early retirement of the debt, and the "nature of and the circumstances surrounding the proposed debt issue" justified the proposed financing).

(24) Cf. The Southern Co., Holding Co. Act Release No. 25639 (Sept. 23, 1992), in which the Commission explained that concerns about investor interests have been largely addressed:

            Concerns with respect to investors have been largely addressed by developments in the federal securities laws and in the securities markets themselves. Registered holding companies are subject to extensive reporting requirements under the Act. In addition, the securities of these companies are publicly held and are registered under the Securities Act of 1933. The companies are subject to the continuous disclosure requirements of the Securities Exchange Act of 1934. It is important to note that, at the time of the Act's passage, the Securities Act of 1933 and the Securities Exchange Act of 1934 were in their infancy, having been in effect for only one and two years, respectively. The interest of investors is protected not only by the requirements of this Act but also by the disclosure requirements of these other statutes. Since 1935, Congress has expanded and strengthened the provisions of the Securities Exchange Act. Thus, the quantity and quality of information available to investors under the federal securities laws is significantly greater than that available in 1935.

debt that exceed the traditional Commission standard, which in any event applies to registered, rather than exempt, holding companies.

            Nor will the acquisition debt at the OEUC level present a risk to PGE ratepayers, who will remain unaffected by it. The Transaction will not require an increase in rates and the costs of the Transaction will not be borne by ratepayers. PGE will have investment grade credit ratings and will retain a level of common equity at or above the level that the Commission deems prudent for traditional public utility companies. As noted above, PGE will not make any distributions to OEUC that would, as determined in accordance with GAAP, cause the common equity portion of PGE's total capital structure to fall below 48% without Oregon Commission approval (Condition 16), the customers of PGE shall be held harmless if PGE's return on common equity and other costs of capital, viewed on a stand-alone basis, rise as a result of OEUC's ownership of PGE (Condition 17) or if PGE's revenue requirement, viewed on a stand-alone basis, is higher due to OEUC's ownership of PGE (Condition 18).

            Further, as noted above, OEUC will undertake not to re-leverage, i.e., increase the amount of its outstanding long-term debt once such debt has been liquidated, if the increased debt would, as determined in accordance with GAAP, bring the consolidated capital structure (excluding short-term debt) below 30% equity (Condition 27).

            Accordingly, for the reasons set forth above, the Commission should find that OEUC and the Managing Member will be entitled to an exemption under
Section 3(a)(1) upon completion of the Restructuring.

            C. The Commission Should Exercise its Discretion to Grant OEUC and the Managing Member an Exemption Conditioned Upon Implementation of the Restructuring Within a Year

            OEUC and the Managing Member will require a period of approximately one year

--------------------

A helpful comparison may be drawn to the Commission's 2001 AES decision which also involved an acquisition by a nontraditional holding company. Although the order is silent on this point, the application for the transaction (which required approval under the standards of Section 10) explains:

            The ratio of consolidated common equity to the total capitalization of the combined companies will be, on an unaudited pro forma basis, 19 percent. * * * This figure is less than the ratio of approximately 30 percent that the Commission has deemed traditionally acceptable on policy grounds. This requirement, however, applies to registered holding companies and is based on requirements that the Commission finds conducive to good public utility management. AES, however, is predominantly a non-utility energy provider, and its shareholders are accustomed to levels of debt that exceed the traditional Commission standard, which in any event applies to registered, rather than exempt, holding companies. In addition, the level of debt assumed by AES does not represent a risk to IPL ratepayers, who will remain unaffected by it. IPL will retain a level of common equity well above the level that the Commission deems prudent for traditional public utility companies, and its financings will continue to be subject to IRUC jurisdiction.

AES Corporation, Amendment No. 4 to Form U-1 (SEC File No. 70-9779) (filed March 23, 2001).

in which to implement the Restructuring to enable them, on an ongoing basis, to satisfy the objective standards for exemption under Section 3(a)(1). Rather than register and then de-register during this interim period, Applicants are asking that the Commission grant them an exemption that is conditioned upon full compliance of PGE (and Applicants), on an on-going basis, with the requirements for exemption under Section 3(a)(1) of the Act within a one year period from the date of the Acquisition.

            The need for interim relief arises because, as explained more fully above, upon completion of the Restructuring and the full transition of out-of-state trading operations to the newly-created subsidiary, the Power Procurement Company, each of OEUC and the Managing Member will qualify for exemption under Section 3(a)(1) of the Act. Although the proposed Restructuring will be implemented promptly upon completion of the Acquisition, subject to receipt of necessary regulatory approvals, the transition of the trading operations will likely take 12-24 months to complete. Time is required to complete the transition because it will be necessary for the Power Procurement Company to enter into its own long-term power purchase contracts. Nonetheless, Applicants believe that the Power Procurement Company will, within 12 months of the closing of the Acquisition, conduct sufficient wholesale trading operations that the gross out-of-state utility revenues of PGE on a going-forward basis will be within the 13.2% approved by the Commission in the NIPSCO decision.(25)

            Rather than cause OEUC and the Managing Member to register during this interim period and then de-register upon completion of the transition, Applicants are asking the Commission to grant them an order of exemption pursuant to Section 3(a)(1) of the Act, conditioned upon their achieving compliance with the objective standards for exemption under that section no later than one year from the date of the Commission's order in this matter.

            The Commission has long construed the Act to give it authority, in appropriate circumstances, to "relax[] the strict requirements of the Act and grant[] temporary relief, where `the overall consequence. . . is to make nearer the ultimate goal of compliance.'" Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992), quoting Electric Bond and Share Co., 33 S.E.C. 21, 32 (1952), citing Kansas City Power & Light Co., 32 S.E.C. 749 (1951), quoted in AES Corporation, Holding Co. Act Release No. 27363 (March 23, 2001).

            Most recently, in AES, the Commission granted the applicant an exemption that was conditioned upon the divestiture of certain utility operations within two years. Holding Co. Act Release No. 27363 (March 23, 2001). In AES, as in the instant matter, the holding company was temporarily unable to satisfy the standards for exemption under Section 3(a) of the Act (and so unable to rely on the "good faith" exemption provided by Section 3(c) of the Act). The Commission found that:

-------------

(25) NIPSCO Industries, Inc., 53 S.E.C. 1296 (1999).

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

            Following the Transaction, the sole barrier to exemption would be the materiality of the combined utility operations of CILCO and IPL. AES will qualify for exemption under section 3(a)(5) following the disposition of the regulatory assets and business of CILCO. It does not appear that the grant of exemption would be detrimental to the public interest or the interest of investors or consumers. Absent such relief, AES would be exposed to a significant regulatory disadvantage under PURPA. Accordingly, we grant AES an exemption under section 3(a)(5), conditioned upon the divestiture of the jurisdictional assets and business of CILCO within two years of the date of the closing of the Transaction.

The AES decision is consistent with the Commission's approach in other exempt matters. In 1992, for example, the Commission granted a three-year temporary exemption to Kansas Power and Light Company, in connection with its acquisition of Kansas Gas & Electric Company. Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992). The temporary exemption was intended to allow the resulting holding company to reorganize to satisfy the requirements for exemption under Section 3(a)(2) of the Act, without calling into question the tax-free status of the transaction or adversely affecting contractual arrangements concerning a generating facility owned by the acquired company. The duration of the temporary exemption was tied to the terms of a state order, which required restructuring by January 1, 1995. See also Kansas City Power & Light Co., 32 S.E.C. 749 (1951) (granting temporary exemption under Section 3(a)(2) of the Act to permit holding company to eliminate minority interest in newly acquired public-utility subsidiary); and General Electric Co., Holding Co. Act Release No. 1031 (March 19, 1938) (in its first exercise of the "unless and except" clause under Section 3(a) of the Act, the Commission conditioned an exemption upon the disposition of certain assets within two years).

            In the AES order, the Commission granted the applicant an exemption from registration conditioned upon the company's divestiture of certain interests within two years of the date of consummation of the transaction.(26) The requested relief in this matter is consistent with -- and, in fact, less extensive than -- the Commission's precedent and within the Commission's authority as confirmed by the courts. It is a fundamental premise of administrative law that the agency will treat like cases alike.(27) For the reasons explained herein and in accordance with the Commission's 2001 AES decision, the Commission should grant

----------------------

(26) AES Corp., Holding Co. Act Release No. 27363 (Mar. 23, 2001).

(27) United States v. Diapulse Corporation, 748 F.2d 56, 62 (2d Cir. 1984), quoted in Airmark Corporation v. Federal Aviation Administration, 785 F.2d 685 (D.C. Cir. 1985) (administrative discretion "is not a license to . . . treat like cases differently").

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

OEUC and the Managing Member an exemption for a period of not more than one year to enable them to come fully into compliance with the requirements of Section 3(a)(1) of the Act.(28)

ITEM 4. REGULATORY APPROVALS

            On July 29, 2004, Enron filed an application in SEC File No. 70-10239 for authority pursuant to Section 12(d) in connection with the proposed Acquisition. In a related filing, TPG Partners IV, L.P. and TPG III Oregon Electric Investment Company, LLC have filed an application seeking an order declaring that they will not become "holding companies" within the meaning of
Section 2(a)(7) of the Act solely as a result of the Acquisition.

            Authorization from the FERC and the Oregon Commission is required for certain aspects of the proposed Acquisition. No other state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein.

ITEM 5. PROCEDURE

            Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits:

Exhibit A     LLC Agreement (to be filed by amendment)

Exhibit D-1   Oregon Commission Merger Application

Exhibit D-2   Oregon Commission Restructuring Application

Exhibit D-3   FERC Section 203 Application

Exhibit D-4   FERC Section 205 Application

Exhibit F-1   Opinion of Counsel (to be filed by amendment)

Exhibit F-2   Past Tense Opinion of Counsel (to be filed by amendment)

Exhibit G     Comprehensive Presentation

Exhibit H     Form of Notice

-------------------

(28) The Commission in Enron discussed the AES decision and noted that, as in the instant matter, the AES parties had taken concrete steps to ensure full compliance with the requirements of the Act within a reasonable period of time. See Enron, supra ("AES also was able to commit to divesting the utility in question within two years of the acquisition transaction. This assurance was persuasive because AES, as a financially solvent company, had control over its destiny.").

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

            None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102(2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: November 4, 2004

                                        Oregon Electric Utility Company, LLC

                                        By: /s/ Richard P. Schifter
                                            ---------------------------------
                                        Managing Member LLC

                                        By: /s/ Richard P. Schifter
                                            ---------------------------------

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